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                                                   hours per response ... 14.90
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 (RULE 13D-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
          PURSUANT TO RULE 13D-1(B)(C), AND (D) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13D-2(B)

                               (AMENDMENT NO. 1)*

                         Northern Border Partners, L.P.
          -------------------------------------------------------------
                                (Name of Issuer)

                                  Common Units
          -------------------------------------------------------------
                         (Title of Class of Securities)

                                    664785102
          -------------------------------------------------------------
                                 (CUSIP Number)

                                 March 30, 2001
          -------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_] Rule 13d-1(b)

     [X] Rule 13d-1(c)

     [_] Rule 13d-1(d)

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

                                  SCHEDULE 13G

ISSUER:  Northern Border Partners, L.P.                    CUSIP NO.:  664785102
------                                                                 ---------
--------------------------------------------------------------------------------

     1.   Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

          Cub Investment, LLC
          74-2994491

--------------------------------------------------------------------------------

     2.   Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)

          (b) X

--------------------------------------------------------------------------------
     3.    SEC Use Only
--------------------------------------------------------------------------------
     4.    Citizenship or Place of Organization   Delaware
--------------------------------------------------------------------------------
                        5.     Sole Voting Power          3,578,779 Common Units
  Number of Shares    ----------------------------------------------------------
  Beneficially Owned    6.     Shared Voting Power
  by Each Reporting   ----------------------------------------------------------
  Person With:          7.     Sole Dispositive Power     3,578,779 Common Units
                      ----------------------------------------------------------
                        8.     Shared Dispositive Power
--------------------------------------------------------------------------------

     9.   Aggregate Amount Beneficially Owned by Each Reporting Person
                             3,578,779 Common Units

    10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

    11.   Percent of Class Represented by Amount in Row (9)   9.6%
--------------------------------------------------------------------------------

    12.   Type of Reporting Person (See Instructions)

-------------------------------------------------------------------------------
LLC
--------------------------------------------------------------------------------

                               Page 2 of 15 Pages

                                  SCHEDULE 13G
                                  ------------

ISSUER:  Northern Border Partners, L.P.                    CUSIP NO.:  664785102
------                                                                 ---------
--------------------------------------------------------------------------------

     1.   Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

          Haddington/Chase Energy Partners (Bear Paw) LP
          76-0630886
--------------------------------------------------------------------------------

     2.   Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)

          (b) X

--------------------------------------------------------------------------------
     3.    SEC Use Only
--------------------------------------------------------------------------------
     4.   Citizenship or Place of Organization    Delaware

--------------------------------------------------------------------------------
                        5.     Sole Voting Power            837,395 Common Units
  Number of Shares    ----------------------------------------------------------
  Beneficially Owned    6.     Shared Voting Power
  by Each Reporting   ----------------------------------------------------------
  Person With:          7.     Sole Dispositive Power       837,395 Common Units
                      ----------------------------------------------------------
                        8.     Shared Dispositive Power
--------------------------------------------------------------------------------

     9.   Aggregate Amount Beneficially Owned by Each Reporting Person
                               837,395 Common Units

    10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

    11.   Percent of Class Represented by Amount in Row (9)   2.3%
--------------------------------------------------------------------------------

    12.   Type of Reporting Person (See Instructions)

-------------------------------------------------------------------------------
PN
--------------------------------------------------------------------------------

                               Page 3 of 15 Pages

                                  SCHEDULE 13G
                                  ------------

ISSUER:  Northern Border Partners, L.P.                    CUSIP NO.:  664785102
------                                                                 ---------
--------------------------------------------------------------------------------



ITEM 1.

(a)      NAME OF ISSUER:
         --------------

         Northern Border Partners, L.P.

(b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
         -----------------------------------------------

         1111 South 103rd Street
         Omaha, Nebraska 68124

ITEM 2.

(a)      NAME OF PERSON(S) FILING:
         ------------------------

         Cub Investment, LLC

         Haddington/Chase Energy Partners (Bear Paw) LP

         Supplemental information relating to the ownership and control of Cub Investment, LLC is included in
         Exhibit 2(a) attached hereto.

(b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
         -----------------------------------------------------------


         Cub Investment, LLC               Haddington/Chase Energy Partners
         1221 Avenue of the Americas         (Bear Paw) LP
         New York, New York  10020         2603 Augusta
                                           Suite 1130
                                           Houston, Texas  77057

(c)      CITIZENSHIP:
         -----------

         The citizenship of each person filing is Delaware.

(d)      TITLE OF CLASS OF SECURITIES (OF ISSUER):
         ----------------------------------------

         Common Units

(e)      CUSIP NUMBER:
         ------------

         664785102

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS. SS. 240. 13D-1(B) OR 240. 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

         Not applicable.

                               Page 4 of 15 Pages

                                  SCHEDULE 13G
                                  ------------

ISSUER:  Northern Border Partners, L.P.                    CUSIP NO.:  664785102
------                                                                 ---------
--------------------------------------------------------------------------------


ITEM 4.  OWNERSHIP

         CUB INVESTMENT, LLC:                  HADDINGTON/CHASE ENERGY PARTNERS
         -------------------                   (BEAR PAW) LP:
                                               --------------------------------

(a)      AMOUNT BENEFICIALLY OWNED:            (a) AMOUNT BENEFICIALLY OWNED:
         -------------------------                 -------------------------
         3,578,779 Common Units                    837,395 Common Units

(b)      PERCENT OF CLASS:                     (b) PERCENT OF CLASS:
         ----------------                          ----------------
         9.4%                                      2.2%

(c)      NUMBER OF SHARES AS TO WHICH          (c) NUMBER OF SHARES AS TO WHICH
         SUCH PERSON HAS:                          SUCH PERSON HAS:
         ----------------------------              ----------------------------

         (i)      3,578,779 Common Units           (i)      837,395 Common Units
         (ii)     Not applicable                   (ii)     Not applicable
         (iii)    3,578,779 Common Units           (iii)    837,395 Common Units
         (iv)     Not applicable                   (iv)     Not applicable


ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         Not applicable.

ITEM 10. CERTIFICATION

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                               Page 5 of 15 Pages

                                  SCHEDULE 13G
                                  ------------

ISSUER:  Northern Border Partners, L.P.                    CUSIP NO.:  664785102
------                                                                 ---------
--------------------------------------------------------------------------------


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 6, 2001

                               CUB INVESTMENT, LLC


                               By:  Haddington Energy Partners LP, Manager

                               By:  Haddington Ventures, L.L.C., General Partner



                               By:     /s/  J. CHRIS JONES
                                   ------------------------------

                                   Name:  J. Chris Jones
                                   Title: Managing Director


                               Page 6 of 15 Pages

                                  SCHEDULE 13G
                                  ------------

ISSUER:  Northern Border Partners, L.P.                    CUSIP NO.:  664785102
------                                                                 ---------
--------------------------------------------------------------------------------

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 6, 2001

                               HADDINGTON/CHASE ENERGY PARTNERS (BEAR PAW) LP


                               By:  Haddington Ventures, L.L.C., General Partner



                               By:       /s/  J. CHRIS JONES
                                   -------------------------------

                                   Name:  J. Chris Jones
                                   Title: Managing Director



POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

                               Page 7 of 15 Pages

                                  SCHEDULE 13G
                                  ------------

ISSUER:  Northern Border Partners, L.P.                    CUSIP NO.:  664785102
------                                                                 ---------


                                  EXHIBIT 2(A)
                                  ------------


ITEM 2.  IDENTITY AND BACKGROUND.
-------  ------------------------

         This statement is being filed by Cub Investment, LLC, a Delaware limited liability company (hereinafter referred to as "Cub"), whose principal business office is located at 1221 Avenue of the Americas, New York, New York 10020, and by Haddington/Chase Energy Partners (Bear Paw) LP (hereinafter referred to as "Haddington/Chase"), whose principal business office is located at 2603 Augusta, Suite 1130, Houston, Texas 77057.

         The managing members of Cub are J.P. Morgan Partners (23A SBIC), LLC (formerly known as CB Capital Investors, LLC), a Delaware limited liability company (hereinafter referred to as "JPMP (23A SBIC)"), whose principal business office is located at the same address as Cub, and Haddington Energy Partners LP, a Delaware limited partnership (hereinafter referred to as "Haddington Energy"), whose principal business office is located at the same address as Haddington/Chase.

         JPMP (23A SBIC) is engaged in the venture capital and leveraged buyout business. The managing member of JPMP (23A SBIC) is J.P. Morgan Partners (23A SBIC Manager), Inc. (formerly known as CB Capital Investors, Inc.), a Delaware corporation (hereinafter referred to as "JPMP (23A Manager)"), whose principal business office is located at the same address as JPMP (23A SBIC). JPMP (23A
Manager) is also engaged in the venture capital and leveraged buyout business. Set forth on Schedule A hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JPMP (23A Manager).

         JPMP (23A Manager) is a wholly owned subsidiary of The Chase Manhattan Bank, a New York corporation (hereinafter referred to as "Chase Bank") which is engaged in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule B hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of Chase Bank.

         Chase Bank is a wholly owned subsidiary of J.P. Morgan Chase & Co. (formerly known as The Chase Manhattan Corporation), a Delaware corporation (hereinafter referred to as "JP Morgan Chase") which is engaged (primarily through subsidiaries) in the commercial banking business, with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule C hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JP Morgan Chase.

         Haddington Energy is a limited partnership formed for the purpose of investing in energy infrastructure and technology related companies. The general partner of Haddington Energy is Haddington Ventures, L.L.C., a Delaware limited liability company (hereinafter referred to as "Haddington Ventures"), whose principal business office is located at the same address as Haddington Energy. Haddington Ventures is a private equity fund manager for energy infrastructure and technology related investments. The managing members of Haddington Ventures are Larry W. Bickle, J. Chris Jones and John A. Strom. The principal business occupation of each managing member of Haddington Ventures is to serve as a principal and a managing member of Haddington Ventures.

         The general partner of Haddington/Chase is Haddington Ventures. JPMP (23A SBIC) is a limited partner of Haddington/Chase.

                               Page 8 of 15 Pages

                                  SCHEDULE 13G
                                  ------------

ISSUER:  Northern Border Partners, L.P.                    CUSIP NO.:  664785102
------                                                                 ---------


                                                                      SCHEDULE A
                                                                      ----------

                  J.P. MORGAN PARTNERS (SBIC 23A MANAGER), INC.
                  ---------------------------------------------

                              EXECUTIVE OFFICERS(1)
                              ------------------

President                                       Jeffrey C. Walker*
Executive Vice President                        Mitchell J. Blutt, M.D.*
Executive Vice President                        Arnold L. Chavkin*
Executive Vice President                        John M.B. O'Connor*
Managing Director                               John R. Baron*
Managing Director                               Christopher C. Behrens*
Managing Director                               David S. Britts*
Managing Director                               Rodney A. Ferguson*
Managing Director                               David Gilbert*
Managing Director                               Evan Graf*
Managing Director                               Eric A. Green*
Managing Director                               Michael R. Hannon*
Managing Director                               Donald J. Hofmann, Jr.*
Managing Director                               W. Brett Ingersoll*
Managing Director                               Alfredo Irigoin*
Managing Director                               Andrew Kahn*
Managing Director                               Jonathan R. Lynch*
Managing Director                               Jonathan Meggs*
Managing Director                               Thomas G. Mendell*
Managing Director                               Stephen P. Murray*
Managing Director                               Joao Neiva de Figueiredo, Ph.D.*
Managing Director                               Timothy Purcell*
Managing Director                               Thomas Quinn*
Managing Director                               Peter Reilly*
Managing Director                               Robert R. Ruggiero, Jr.*
Managing Director                               Susan L. Segal*
Managing Director                               Shahan D. Soghikian*
Managing Director                               Georg Stratenwerth*
Managing Director                               Lindsay Stuart*
Managing Director                               Patrick J. Sullivan*
Managing Director                               Kelly Shackelford*
Managing Director                               Charles R. Walker*
Managing Director                               Timothy J. Walsh*
Managing Director                               Richard D. Waters, Jr.*
Managing Director                               Damion E. Wicker, M.D.*
Managing Director                               Eric R. Wilkinson*
Senior Vice President                           Marcia Bateson*
Vice President and Treasurer                    Elisa R. Stein*
 Secretary                                      Anthony J. Horan**
Assistant Secretary                             Robert C. Caroll**
Assistant Secretary                             Denise G. Connors**

----------
(1) Each of whom is a United States citizen except for Messrs. Britts, Irigoin, Meggs, Neiva de Figueiredo, Soghikian, Stratenwerth and Stuart.

* Principal occupation is employee and/or partner of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

** Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

                               Page 9 of 15 Pages

                                  SCHEDULE 13G
                                  ------------

ISSUER:  Northern Border Partners, L.P.                    CUSIP NO.:  664785102
------                                                                 ---------
--------------------------------------------------------------------------------


                                    DIRECTORS
                                    ---------

                               Jeffrey C. Walker*


----------

* Principal occupation is employee and/or partner of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

                              Page 10 of 15 Pages

                                  SCHEDULE 13G
                                  ------------

ISSUER:  Northern Border Partners, L.P.                    CUSIP NO.:  664785102
------                                                                 ---------
--------------------------------------------------------------------------------


                                                                      SCHEDULE B
                                                                      ----------


                            THE CHASE MANHATTAN BANK
                            ------------------------

                              EXECUTIVE OFFICERS(1)
                              ------------------


Chairman of the Board                                  Douglas A. Warner, III*
President and Chief Executive Officer                  William B. Harrison Jr. *
Vice Chairman                                          Geoffrey T. Boisi*
Vice Chairman                                          David A. Coulter*
Managing Director                                      Ramon de Oliveira*
Director of Human Resources                            John J. Farrell*
Vice Chairman                                          Walter A. Gubert*
Managing Director                                      Thomas B. Ketchum*
Director of Corporate Marketing and Communications     Frederick W. Hill*
Vice Chairman                                          Donald H. Layton*
Vice Chairman                                          James B. Lee Jr. *
General Counsel                                        William H. McDavid*
Vice Chairman                                          Marc J. Shapiro*
Managing Partner                                       Jeffrey C. Walker**

                                   DIRECTORS(1)
                                   ---------

                                     PRINCIPAL OCCUPATION OR EMPLOYMENT;
 NAME                                BUSINESS OR RESIDENCE ADDRESS
--------------------------------------------------------------------------------
 Hans W. Becherer                    Chairman of the Board
                                     Chief Executive Officer
                                     Deere & Company
                                     One John Deere Place
                                     Moline, IL 61265
--------------------------------------------------------------------------------
 Frank A. Bennack, Jr.               President and Chief Executive Officer
                                     The Hearst Corporation
                                     959 Eighth Avenue
                                     New York, New York  10019
--------------------------------------------------------------------------------
 M. Anthony Burns                    Chairman of the Board and
                                       Chief Executive Officer
                                     Ryder System, Inc.
                                     3600 N.W. 82nd Avenue
                                     Miami, Florida  33166

----------

(1) Each of the persons named below is a citizen of the United States of America.

* Principal occupation is executive officer and/or employee of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

** Principal occupation is Managing Partner of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas New York, New York 10020.

                              Page 11 of 15 Pages

                                  SCHEDULE 13G

ISSUER:  Northern Border Partners, L.P.                    CUSIP NO.:  664785102
------                                                                 ---------
--------------------------------------------------------------------------------


                                     PRINCIPAL OCCUPATION OR EMPLOYMENT;
 NAME                                BUSINESS OR RESIDENCE ADDRESS
--------------------------------------------------------------------------------
 H. Laurence Fuller                  Co-Chairman
                                     BP Amoco p.l.c.
                                     1111 Warrenville Road, Suite 25
                                     Chicago, Illinois  60563
--------------------------------------------------------------------------------
 William H. Gray, III                President and Chief Executive Officer
                                     The College Fund/UNCF
                                     9860 Willow Oaks Corporate Drive
                                     P.O. Box 10444
                                     Fairfax, Virginia  22031
--------------------------------------------------------------------------------
 William B. Harrison, Jr.            President and Chief Executive Officer
                                     The Chase Manhattan Corporation
                                     270 Park Avenue, 8th Floor
                                     New York, New York  10017-2070
--------------------------------------------------------------------------------
 Helene L. Kaplan                    Of Counsel
                                     Skadden, Arps, Slate, Meagher & Flom LLP
                                     919 Third Avenue - Room 29-72
                                     New York, New York  10022
--------------------------------------------------------------------------------
 John R. Stafford                    Chairman, President and
                                     Chief Executive Officer
                                     American Home Products Corporation
                                     5 Giralda Farms
                                     Madison, New Jersey  07940
--------------------------------------------------------------------------------
 Douglas A. Warner III               Chairman of the Board
                                     J.P. Morgan Chase & Co.
                                     270 Park Avenue
                                     New York, New York  10017
--------------------------------------------------------------------------------
 Marina v.N. Whitman                 Professor of Business Administration
                                       and Public Policy
                                     The University of Michigan
                                     School of Public Policy
                                     411 Lorch Hall, 611 Tappan Street
                                     Ann Arbor, MI 48109-1220
--------------------------------------------------------------------------------

                              Page 12 of 15 Pages

                                  SCHEDULE 13G

ISSUER:  Northern Border Partners, L.P.                    CUSIP NO.:  664785102
------                                                                 ---------
--------------------------------------------------------------------------------




                                                                      SCHEDULE C
                                                                      ----------

                             J.P. MORGAN CHASE & CO.
                             -----------------------

                              EXECUTIVE OFFICERS(1)
                              ------------------

Chairman of the Board                                  Douglas A. Warner, III*
President and Chief Executive Officer                  William B. Harrison Jr. *
Vice Chairman                                          Geoffrey T. Boisi*
Vice Chairman                                          David A. Coulter*
Managing Director                                      Ramon de Oliveira*
Director of Human Resources                            John J. Farrell*
Vice Chairman                                          Walter A. Gubert*
Managing Director                                      Thomas B. Ketchum*
Director of Corporate Marketing and Communications     Frederick W. Hill*
Vice Chairman                                          Donald H. Layton*
Vice Chairman                                          James B. Lee Jr. *
General Counsel                                        William H. McDavid*
Vice Chairman                                          Marc J. Shapiro*
Managing Partner                                       Jeffrey C. Walker**


                                   DIRECTORS(1)
                                   ---------

 NAME                          PRINCIPAL OCCUPATION OR EMPLOYMENT;
 ----                          BUSINESS OR RESIDENCE ADDRESS
--------------------------------------------------------------------------------
 Hans W. Becherer              Chairman of the Board
                               Chief Executive Officer
                               Deere & Company
                               One John Deere Place
                               Moline, IL 61265
--------------------------------------------------------------------------------
 Riley P. Bechtel              Chairman and Chief Executive Officer
                               Bechtel Group, Inc.
                               P.O. Box 193965
                               San Francisco, CA 94119-3965
--------------------------------------------------------------------------------
 Frank A. Bennack, Jr.         President and Chief Executive Officer
                               The Hearst Corporation
                               959 Eighth Avenue
                               New York, New York  10019
--------------------------------------------------------------------------------

----------

(1)  Each of whom is a United States citizen.

* Principal occupation is executive officer and/or employee of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

** Principal occupation is managing partner of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas New York, New York 10020.

                              Page 13 of 15 Pages

                                  SCHEDULE 13G

ISSUER:  Northern Border Partners, L.P.                    CUSIP NO.:  664785102
------                                                                 ---------
--------------------------------------------------------------------------------


 NAME                          PRINCIPAL OCCUPATION OR EMPLOYMENT;
 ----                          BUSINESS OR RESIDENCE ADDRESS
--------------------------------------------------------------------------------
 Lawrence A. Bossidy           Chairman of the Board
                               Honeywell International
                               P.O. Box 3000
                               Morristown, NJ 07962-2245
--------------------------------------------------------------------------------
 M. Anthony Burns              Chairman of the Board and
                               Chief Executive Officer
                               Ryder System, Inc.
                               3600 N.W. 82nd Avenue
                               Miami, Florida  33166
--------------------------------------------------------------------------------
 H. Laurence Fuller            Co-Chairman
                               BP Amoco p.l.c.
                               1111 Warrenville Road, Suite 25
                               Chicago, Illinois  60563
--------------------------------------------------------------------------------
Ellen V. Furter                President
                               American Museum of Natural History
                               Central Park West at 79th Street
                               New York, NY 10024
--------------------------------------------------------------------------------
 William H. Gray, III          President and Chief Executive Officer
                               The College Fund/UNCF
                               9860 Willow Oaks Corporate Drive
                               P.O. Box 10444
                               Fairfax, Virginia  22031
--------------------------------------------------------------------------------
 William B. Harrison, Jr.      President and Chief Executive Officer
                               The Chase Manhattan Corporation
                               270 Park Avenue, 8th Floor
                               New York, New York  10017-2070
--------------------------------------------------------------------------------
 Helene L. Kaplan              Of Counsel
                               Skadden, Arps, Slate, Meagher & Flom LLP
                               919 Third Avenue - Room 29-72
                               New York, New York  10022
--------------------------------------------------------------------------------
 Lee R. Raymond                Chairman of the Board and Chief Executive Officer
                               Exxon Mobil Corporation
                               5959 Las Colinas Boulevard
                               Irving,TX 75039-2298
--------------------------------------------------------------------------------
 John R. Stafford              Chairman, President and Chief Executive Officer
                               American Home Products Corporation
                               5 Giralda Farms
                               Madison, New Jersey  07940
--------------------------------------------------------------------------------
 Lloyd D. Ward                 Former Chairman of Board and
                                 Chief Executive Officer of Maytag
                               13338 Lakeshore Drive
                               Clive, Iowa  50325
--------------------------------------------------------------------------------
 Douglas A. Warner III         Chairman of the Board
                               J.P. Morgan Chase & Co.
                               270 Park Avenue
                               New York, New York 10017
--------------------------------------------------------------------------------

                              Page 14 of 15 Pages

                                  SCHEDULE 13G

ISSUER:  Northern Border Partners, L.P.                    CUSIP NO.:  664785102
------                                                                 ---------
--------------------------------------------------------------------------------


 NAME                          PRINCIPAL OCCUPATION OR EMPLOYMENT;
 ----                          BUSINESS OR RESIDENCE ADDRESS
--------------------------------------------------------------------------------
 Marina v.N. Whitman           Professor of Business Administration
                                 and Public Policy
                               The University of Michigan
                               School of Public Policy
                               411 Lorch Hall, 611 Tappan Street
                               Ann Arbor, MI 48109-1220
--------------------------------------------------------------------------------

                              Page 15 of 15 Pages